FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of December 2004 and incorporated by reference herein is the Registrant’s immediate report dated December 2, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: December 2, 2004

2

BLUEPHOENIX SOLUTIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Thursday, December 30, 2004 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect 8 directors to the Board of Directors of the Company (in addition to one outside director currently serving on the Board);

(2)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the 2004 fiscal year [and for the period commencing on January 1, 2005 and until the next annual general meeting;

(3)	To approve the compensation to be paid to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares;

(4)	To approve the fees of the nominated outside director of the Company; and

(5)	To approve the increase of the number of reserved shares for the Company’s Employee Share Option Plan by 500,000 shares.

        Shareholders of record at the close of business on December 2, 2004 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, GAD GOLDSTEIN Chairman of the Board of Directors

December 1, 2004

3

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”) of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Thursday, December 30, 2004 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) 8 (eight) persons be elected to the Board of Directors, of which one person is nominated to serve as an outside director (in addition to the outside director currently serving on the Board); (ii) Ziv Haft be reappointed as the Company’s independent auditor for the 2004 fiscal year and for the period commencing on January 1, 2005 and until the next annual general meeting; (iii) the compensation to be paid to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares, be approved; (iv) the fees of the nominated outside director of the Company be approved; and (v) the increase by 500,000 shares of the number of reserved shares for the Company’s Employee Share Option Plan be approved.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 2, 2004 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 6, 2004, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        At the general annual meeting held in 2003, two of the Company’s directors attended the meeting.

        The Company had outstanding on November 30, 2004, 13,526,873 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 30, 2004, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)

Formula Systems (1985) Ltd.	8,683,458	(2)	64.1%
3 Abba Eban Boulevard
Herzlia 46725, Israel
Aaron Crystal	1,061,700	(3)	7.8%
8 Maskit St
Herzlia 46120, Israel
	899,453	(4)	6.5%
Arie Kilman
All directors and officers as a group (9 persons)(5)	2,817,291	(6)	20.2%

(1)     Percentages in the above table are based on 13,526,873 Ordinary Shares outstanding as of November 30, 2004 and do not include 1,870,565 Ordinary Shares held by two wholly owned subsidiaries of the Company.

(2)     Formula Systems (1985) Ltd. (“Formula”) owns of record 7,928,320 Ordinary Shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements that require such individuals to vote their Ordinary Shares (an aggregate of 755,138 shares) as instructed by Formula. As a result of such voting agreements, Formula beneficially owns approximately 64.1% of the outstanding Ordinary Shares. Dan Goldstein is Chairman of the Board and Chief Executive Officer of Formula and owns 18.5% of the outstanding shares of Formula. Gad Goldstein is a director and President of Formula and owns 3.0% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of the Ordinary Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Ordinary Shares beneficially owned by Formula.

(3)     Includes 294 shares beneficially owned by Anat Crystal, Mr. Crystal’s wife.

(4)     Includes options currently exercisable to purchase 307,639 Ordinary Shares.

(5)     As a result of voting agreements between Messrs. Dan and Gad Goldstein who own Ordinary Shares and Formula, Formula is also deemed to beneficially own the shares owned by these individuals (an aggregate of 755,138 shares) as described in Note (2) above.

(6)     Includes currently exercisable options to purchase 408,639 Ordinary Shares, held by certain directors and officers of the Company, and does not include shares owned by Formula which may be deemed beneficially owned by certain directors and officers of the Company as described in Note (2) above.

ITEM 1 – ELECTION OF DIRECTORS

        The number of directors who will serve as members of the Board of Directors is 9. Under the Companies Law, 1999 (the “Companies Law”) the Company is required to appoint at least two outside directors. Mr. Katriel Zimet will complete his term of service as an outside director in accordance with the Companies Law on December 31, 2004. Therefore, management proposes to appoint Ms. Amira Berkovitz-Amir as an outside director in place of Mr. Zimet, for a term of three years ending on December 31, 2007. Mr. Michael Chill currently serves as an outside director of the Company, and his term of service terminates on July 22, 2006.

        In addition to Ms. Amira Berkovitz-Amir nominated to serve as an outside director, and Mr. Michael Chill, who is currently serving as an outside director, management recommends 7 nominees to be elected to the Board of Directors at this Meeting.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the listed nominees named in the following table as directors of the Company. Each of the nominees listed under numbers 1 to 7 below shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company. Ms. Amira Berkovitz-Amir is nominated to serve for a term of three years in accordance with the provisions of the Companies Law pertaining to outside directors.

        The Company is a “controlled company” as defined in Rule 4350(c)(5) of the NASDAQ Marketplace Rules since more than 50% of the Company’s voting power is held by Formula Systems (1985) Ltd., or Formula. See “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”. Therefore, the Company is exempt from the requirement of having a majority of independent directors on its Board. Ms. Amira Berkovitz-Amir, nominated to serve as an outside director, and Mr. Michael Chill who is currently serving as an outside director, qualify as independent directors in accordance with the Nasdaq rules.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the 7 nominees listed under numbers 1 to 7 below, as directors of the Company.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the outside director listed under number 9 below. In addition, the appointment of the outside director at the Meeting is dependent upon the occurrence of one of the following: (i) the total number of votes FOR the appointment of the outside directors shall include the votes of at least one third of the Ordinary Shares represented at the Meeting in person or by proxy, which are not considered to be held by controlling persons of the Company (the “Non-Controlling Shares”); or (ii) the total number of votes AGAINST the appointment of the outside directors among the Non-Controlling Shares shall not exceed 1% of the total voting power in the Company. When counting the votes of the Non-Controlling Shares, abstentions shall not be included in such calculations.

        For the purposes of the foregoing paragraph, “Non-Controlling Shares” shall mean Ordinary Shares that are not beneficially owned by Formula. See “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” above.

        In the event that any one or more of the 8 nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees and currently serving director, their present principal occupations or employment, the year in which each first became a director and the number of shares of the Company beneficially owned by each on November 30, 2004, are:

Name	Principal Occupation or Employer	Age	Director Since	Number of Ordinary Shares Beneficially Owned as of Nov 30, 2004
1. Gad Goldstein(1)	Chairman of the Board of Directors of the Company; President of Formula	45	1994	330,628

2. Aaron Crystal	Vice Chairman of the Board of Directors of the Company; President	60	1987	1,061,700

3. Arie Kilman	Chief Executive Officer	51	2003	899,453 (2)

4. Iris Yahal	Director; Chief Financial Officer	43	1999	101,000(2)

5. Dan Goldstein(1)	Director; Chief Executive Officer and Chairman of the Board of Directors of Formula	50	1993	424,510

6. Shai Beilis(1)(3)	Director; Chairman and Chief Executive Officer of Formula Ventures	55	1995	______

7. Naamit Salomon	Vice President, Finance of Formula	40	_____

8. Michael Chill (3)(4)	Investment Manager at the hedge fund Vertical Ventures	36	2003	______

9. Amira Berkovitz-Amir(1)(3)(5)	VP Finance of the food manufacturer Of-Tov Products	38	_____	______

(1)	Member of the Share Option Committee. Pursuant to the Companies Law, Ms. Berkovitz-Amir will be appointed as a member of the Share Option Committee after her appointment as an outside director at this Meeting.
(2)	Includes options to purchase Ordinary Shares that are exercisable within 60 days of November 30, 2004.
(3)	Member of the Audit Committee. Mr. Beilis will continue to serve as a member of the Audit Committee until July 2005. Pursuant to the Companies Law, following the appointment of Ms. Berkovitz-Amir as an outside director at this Meeting, Ms. Berkovitz-Amir will be appointed as a member of the Audit Committee.
(4)	An outside director under the Companies Law.
(5)	Nominated to serve as an outside director under the Companies Law.

        Gad Goldstein has served as a Chairman of the Board of the Company since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the Vice President of Formula from 1985 through 1995 and was appointed President of Formula in 1995. He is also a director of other companies within the Formula Group, including Matrix IT Ltd., Magic Software Enterprise Ltd., Formula Vision Technologies (F.V.T.) Ltd and Sapiens International Corporation N.V., all of which are publicly traded companies. Mr. Goldstein holds a BA degree in Economics and an MA in Business Administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein, a director of the Company.

        Aaron Crystal served as President, Chief Executive Officer and a director of the Company since its formation in 1987 to December 1996 and continues to serve as President and a director of the Company. Since November 1999, he has also served as Vice Chairman of the Company’s Board of Directors. From 1983 to 1987, Mr. Crystal was Vice President-Technical Support of Mehish Computer Services.

        Arie Kilman has served as Chief Executive Officer of the Company since May 2003. Mr. Kilman has also served as President and Chief Executive Officer of BluePhoenix Solutions B.V. since its inception in October 2001. In 1984, Mr. Kilman founded Liraz Systems Ltd., which was acquired in 2002 by the Company. Mr. Kilman managed Liraz since its inception and previously served as the President of Liraz. Between 1998 and 2000, Mr. Kilman served as Chief Executive Officer of Level 8 Systems Inc., an affiliate of the Company. Mr. Kilman holds a BA degree in economics and computer science from New-York University.

        Iris Yahal has served as a director of the Company since January 1999 and as Chief Financial Officer of the Company since October 1995. In addition, Ms. Yahal served as the Controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the Controller of Transtech Control Ltd., a subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA degree in Accounting and an MA in Business Administration, both from Tel Aviv University and is a Certified Public Accountant in Israel.

        Dan Goldstein has served as a director of the Company since March 1993. Mr. Goldstein has served as Chairman of the Board and as Chief Executive Officer of Formula since 1985. Mr. Goldstein is also Chairman of the Boards of Directors of Matrix IT Ltd. and Formula Vision Technologies (F.V.T.) Ltd. and is a director of other Formula group companies, including Magic Software Enterprise Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a BA in mathematics and computer sciences and an MA in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

        Shai Beilis served as Chairman of the Board of the Company from December 1995 until April 1998 and as Vice Chairman of the Board from April 1998 until November 1999. Mr. Beilis continues to serve as a director of the Company and shall continue to serve as a member of the Company’s audit committee until July 2005. Mr. Beilis currently serves as Chairman and Chief Executive Officer of Formula Ventures Ltd. Mr. Beilis has also served as a director of Formula since December 1997. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., a public Israeli information technology holding company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

        Naamit Salomon has served as Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and Sapiens International Corporation N.V., both publicly traded companies in the Formula Group. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University.

        Michael Chill has served as one of the Company’s outside directors and as a member of the Audit Committee since July 2003. From July 2003, Mr. Chill has served as an investment analyst at the hedge fund Vertical Ventures LLP. Prior to that, Mr. Chill was an independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        Amira Berkovitz-Amir serves as Vice President Finance of Of-Tov Products (2001) Ltd. a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as Vice President Finance and Controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in Economics and Accounting and an MA in Business Administration, both from the Hebrew University. Ms. Berkovitz-Amir is a Certified Public Accountant (Isr.).

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no appointment of alternates has been made by the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Share Option Committee. Under the Companies Law, each committee of the Board shall include at least one outside director. The Audit Committee shall include all the outside directors.

        Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2003:

			Cash and cash-equivalent forms of Remuneration
	Salaries, fees, directors' fees, commissions and Bonuses		Securities or property, insurance benefits or reimbursements, and Personal benefits

All directors as a group (consisting of 7 persons)	$622,241	(1)	640,000 shares(2)

(1)	The aggregate remuneration set forth in the foregoing paragraph does not give effect to amounts paid to Formula under the terms of a management agreement, as consideration for management services rendered to the Company by certain directors designated by Formula, which currently include Gad Goldstein and Dan Goldstein. Fees payable by the Company to Formula under this agreement for the year ended December 31, 2003 amounted to $180,000. The aggregate amount of remuneration includes fees paid to the Company’s previous outside director, Prof. Zeev Neumann, who served until July 2003.
(2)	The aggregate amount of options to purchase Ordinary Shares.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Gad Goldstein, Mr. Aaron Crystal, Mr. Arie Kilman, Ms. Iris Yahal, Mr. Dan Goldstein, Mr. Shai Beilis and Ms. Naamit Salomon be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting and that Ms. Amira Berkovitz-Amir be, and hereby is, elected to serve as an outside director until December 30, 2007.”

ITEM 2 – REAPPOINTMENT OF AUDITORS

        Based upon the recommendation of the Audit Committee, the Board of Directors recommends (i) Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, for reappointment as the independent auditor of the Company for the fiscal year ending on December 31, 2004 and for the period commencing January 1, 2005 and until the next annual general meeting and (ii) authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Ziv Haft as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Board of Directors. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

        In accordance with the provisions of the Companies Law, the Board of Directors will present at the Meeting the compensation payable to Ziv Haft for its services as an independent auditor of the Company for the fiscal year ended December 31, 2003, as approved by the Audit Committee and the Board of Directors.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft be, and it hereby is, reappointed as the auditor of the Company for the fiscal year ending on December 31, 2004 and for the period commencing on January 1, 2005 and until the next annual general meeting and the Audit Committee of the Board of Directors be, and it hereby is, authorized to enter into an agreement to pay the fees of Ziv Haft as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Board of Directors.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – APPROVAL OF COMPENSATION
OF OFFICERS WHO ARE ALSO DIRECTORS OF THE COMPANY

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders approval. Mr. Kilman, Mr. Crystal and Ms. Yahal, who are directors of the Company, are also the Company’s Chief Executive Officer, President and Chief Financial Officer, respectively.

        Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Kilman, Mr. Crystal and Ms. Yahal abstaining, each with respect to their own compensation), subject to the approval of the shareholders of the Company, the compensation, including the grant of options to purchase Ordinary Shares, to the Company’s Chief Executive Officer, Mr. Kilman; the Company’s President, Mr. Crystal and the Company’s Chief Financial Officer, Ms. Yahal.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the remuneration of Mr. Kilman, the Chief Executive Officer, Mr. Crystal, the President and Ms. Yahal, the Chief Financial Officer, including the grant of options to purchase Ordinary Shares, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the compensation and the grant of options to purchase Ordinary Shares to the Chief Executive Officer, President and Chief Financial Officer of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Kilman, Mr. Crystal and Ms. Yahal have an interest in the foregoing proposed resolution, each of Mr. Kilman, Mr. Crystal and Ms. Yahal refrains from making a recommendation with respect to such resolution to the extent that it applies to his or her own compensation.

ITEM 4 – APPROVAL OF FEES OF
THE OUTSIDE DIRECTORS OF THE COMPANY

        Mr. Chill serves as an outside director of the Company and Ms. Berkovitz-Amir is nominated in this Annual General Meeting to serve as an outside director of the Company. The remuneration of Mr. Chill was approved in the general meeting held in July 2003. In recognition of the value of the services to be contributed by Ms. Berkovitz-Amir as an outside director of the Company, the Board of Directors has approved, subject to the approval of the shareholders of the Company, in compliance with the Companies Law and the regulations promulgated thereunder, the payment of compensation to Ms. Berkovitz-Amir for the period beginning on the date of the upcoming Annual General Meeting until the end of her term of service as an outside director of the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that following the approval by the Audit Committee and the Board of Directors of the Company, in compliance with the Companies Law, 1999 and the regulations promulgated thereunder, the payment of directors’ fees to Ms. Berkovitz-Amir for the period from the date of this Annual General Meeting until the end of her term of service as an outside director be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the fees of the outside directors of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – INCREASE IN THE NUMBER OF RESERVED
SHARES FOR THE COMPANY’S EMPLOYEES SHARE OPTION PLAN

        In 1996, the Company approved two option plans: (i) the Crystal 1996 Employee Share Option Plan (the “Plan”); and (ii) the Crystal 1996 Employee Option Plan Part II (the “Second Plan”). The aggregate number of shares reserved for issuance under the Second Plan was 145,900 shares, all of which have been issued pursuant to options granted under the Second Plan. The aggregate number of shares reserved for issuance under the Plan was 1,154,100 shares. In 1999, 2001, 2002 and 2003, the shareholders approved amendments to the Plan allowing an increase of an aggregate of 2,045,900 Ordinary Shares that brought to 3,200,000 the number of Ordinary Shares reserved for issuance under the Plan. The Plan is administered by the Board of Directors of the Company. The Board appointed a Share Option Committee to administer the Plan, which currently consists of Gad Goldstein, Shai Beilis, Katriel Zimet and Dan Goldstein. The Plan provides that options may be granted to any employee, consultant, director or officer of the Company, its subsidiaries and affiliates, including employees who are also members of the Board of Directors, at an exercise price determined by the Board in its sole and absolute discretion. In 2003, subsequent to amendment of the Israeli Income Tax Ordinance [new Version], 1961, the Board of Directors resolved to amend certain provisions in the Plan with the principal objective of making it compliant with the amended legislation. The Board also resolved to extend the term of the Plan and to change the Name of the Plan to “BluePhoenix 2003 Employee Stock Option Plan”. The material terms of the Plan remained as is. Under the Plan as amended, options may be granted from time to time through August 6, 2013. The grantee is responsible for all personal tax consequences of the grant and the exercise of options. The Company also added an Appendix A to the Plan to clarify the tax consequences of grants of options to employees, consultants, directors or officers who are non-Israeli residents.

        As of November 30, 2004, options to purchase all of the available reserved shares under the Plan (namely, an aggregate of 3,200,000 Ordinary Shares) have been granted under the Plan.

        In order to allow the Company to continue to use the Plan for its intended purposes, the Board of Directors has adopted, subject to the approval of the shareholders, an amendment to the Plan allowing an increase of an additional 500,000 Ordinary Shares which would bring to 3,700,000 the number of Ordinary Shares reserved for issuance under the Plan.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the first sentence of Section 6 of the BluePhoenix 2003 Employee Stock Option Plan be amended to provide that ‘The Company has reserved 3,700,000 authorized Shares for purposes of the Plan…'"

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the increase in the number of reserved shares under the BluePhoenix 2003 Employee Stock Option Plan.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER MATTERS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003 will be presented and considered. It is noted that the annual report of the Company for the fiscal year 2003 is currently under review of the Securities and Exchange Commission, or the SEC. The Company replied to the SEC’s comments and awaits the SEC’s response. A copy of the Company’s Form 20-F/A for the fiscal year 2003 is available at the Company’s website, www.bluephoenixsolutions.com. This item does not involve a vote of the shareholders.

By Order of the Board of Directors, GAD GOLDSTEIN Chairman of the Board of Directors

Dated: December 1, 2004